Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE
LAKE SHORE GOLD REPORTS PRELIMINARY COSTS FOR THIRD QUARTER 2014

•	Preliminary cash operating cost per ounce sold of US$595 in third quarter 2014 (“Q3/14”), 15% improvement from third quarter 2013 (“Q3/13”)

•	Preliminary all-in sustaining cost (“AISC”) per ounce sold of US$862 in Q3/14, 16% better than US$1,027 in Q3/13

•	Preliminary total production costs of approximately $30 million in Q3/14

•	Nine-month 2014 (“9M/14”) cash operating cost per ounce sold estimated at US$588, 13% better than low end of Company’s full-year 2014 target range of US$675 to US$775

•	AISC per ounce sold in 9M/14 estimated at US$862, 9% better than low end of 2014 target range of US$950 to US$1,050

•	9M/14 total production costs estimated at approximately $92 million

TORONTO, ONTARIO -- (Marketwired – October 9, 2014) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating cost(1) and AISC(2) per ounce sold for Q3/14 and 9M/14. Final numbers for these measures will be available on October 29, 2014 when the Company issues its full Q3/14 and 9M/14 financial results.  Preliminary cash operating cost per ounce sold for Q3/14 is approximately US$595 (including US$29 per ounce for royalties), a 15% improvement from US$701 per ounce in Q3/13. AISC per ounce sold in Q3/14 is estimated at US$862 per ounce, an improvement of 16% from US$1,027 in Q2/13. Total production costs in Q3/14 are estimated at approximately $30 million. All financial numbers are in Canadian dollars unless otherwise indicated.

In 9M/14, preliminary cash operating costs are US$588 per ounce sold, a 31% improvement from US$856 in the first nine months of 2013 (“9M/13”) and 13% better than the low end of the Company’s full-year 2014 guidance of between US$675 and US$775 per ounce. AISC per ounce sold for 9M/14 is estimated at US$862, a 34% improvement from US$1,257 a year ago and 9% better than the low end of the Company’s target range for 2014 of US$950 to US$1,050 per ounce. Total production costs for 9M/14 are estimated at approximately $92 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We continue to show very effective cost management with both cash operating costs and AISC remaining much better than the low end of our target ranges. We have now had four consecutive quarters of solid operating and financial performance and net free cash flow generation. We are a low cost producer in our industry, which in the current price environment provides us with a significant advantage. The fact that our unit costs continue to come in better than both our targets and the average market estimates for 2014 is a credit to the work of our operations team and their ongoing focus on productivity and efficiency. With very competitive AISC, our current cash balance and our ability to generate free cash flow, we are well positioned to finance the work required to replenish reserves and extend mine life while continuing our focus on debt repayment and building financial strength.”

The Company’s full financial results for Q3/14 and 9M/14 will be released after the market close on Wednesday, October 29, 2014, with a conference call and webcast to follow at 2:00 pm on Thursday, October 30, 2014. Details of the conference call and webcast will be released shortly.

	Q3/13	Q4/13	Q1/14	Q2/14	Q3/14
Production (oz.)
Timmins West	22,600	41,600	33,900	41,900	35,000
Bell Creek	6,300	10,100	10,700	10,400	10,600
Total	28,900	51,700	44,600	52,300	45,600
Gold poured (oz.)	25,900	51,400	45,700	53,500	44,900
Gold sold (oz.)	32,300	49,600	42,900	53,500	45,500
Avg. price (US$/oz.)	1,324	1,261	1,294	1,289	1,284
Costs (US$/oz. sold)
Total cash costs	701	609	621	556	595
All-in sustaining costs	1,027	849	960	784	862

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected costs, production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

Notes

1.
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2014 and 2013 will be provided in the Company's MD&A accompanying the interim financial statements for the period ended September 30, 2014, which will be issued on October 29, 2014, and will be available on SEDAR at www.sedar.com and the Company's website at www.lsgold.com.

2.
All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate. A reconciliation of all-in sustaining cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2014 and 2013 will be provided in the Company's MD&A accompanying the interim financial statements for the period ended September 30, 2014, which will be issued on October 29, 2014, and will be available on SEDAR at www.sedar.com and the Company's website at www.lsgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com